Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933
Subject Company: Dominion Energy, Inc.
File No. of Related Registration Statement (Form S-4): 333-297351

The following communication was sent by John W. Ketchum, Chairman, President and Chief Executive Officer of NextEra Energy, Inc. to employees of NextEra Energy, Inc. on September 14, 2026.

Subject Line: Building something great: An update on the proposed merger

A message from John Ketchum

To all employees of NextEra Energy companies:

Team,

Today is an exciting day for our company.

NextEra Energy and Dominion Energy announced an enhanced Virginia benefits package as part of our proposed combination, reflecting feedback gathered over more than three months of direct engagement with Virginians. It is a very strong package that puts customers first and positions Virginia as a global energy leader. But it also says something important about who we are becoming.

Enhanced Virginia benefits package

The package includes:

•	Four years of residential bill credits, instead of two

•	Expanded support for low-income customers

•	Reaffirmed support for protecting residential and small business customers from costs associated with serving data centers

•	Accelerated development of clean energy and energy infrastructure

•	Commitment to maintain Virginia employee headcount levels for five years

•	Significant Virginia workforce development and supplier investment

•	600 new NextEra Energy jobs and 400 supplier, vendor and contractor jobs in Virginia

•	A new shareholder-funded NextEra Energy dual headquarters tower in downtown Richmond to fulfill our commitment to maintain dual headquarters in Richmond and Juno Beach

What this means for our team

This combination is about growth, and today's announcement makes that real in a tangible way.

As we said in May, the proposed combined company would maintain dual headquarters in Juno Beach and Richmond. The new Richmond dual headquarters tower fulfills this commitment and adds to our existing foundation in Juno Beach. Our dual headquarters in Virginia would support work in renewable energy development and supply chain management, battery storage operations, nuclear and small modular reactor innovation, enterprise technology and cybersecurity, among others. The Virginia commitments also include 600 new NextEra Energy jobs in Virginia, support approximately 400 additional supplier jobs and invest in workforce development.

We expect to double the size of the combined company’s generation portfolio by 2032 at a time when America’s demand for electricity is rising rapidly and Virginia is experiencing significant economic growth and energy demand. The work ahead is significant, and together with Dominion Energy, we have the opportunity to build a larger platform with greater scale and broader capabilities, creating more ways for you to grow in your careers while helping meet the country’s growing energy needs.

While today’s announcement is another step in the formal regulatory process, it’s also an exciting step forward. We are creating a global leader in power and energy, and this moves us closer to achieving that goal.

Next steps

These commitments, including the new Virginia jobs and Richmond dual headquarters, are contingent on completion of the transaction and would not move forward unless and until the transaction closes.

The proposed combination remains subject to required regulatory approvals and other closing conditions, and the companies continue to expect it to close in the second half of 2027. In the meantime, NextEra Energy and Dominion Energy continue to operate as two separate companies. You have my commitment that we will continue to communicate openly as the process moves forward.

We have an exciting future and important work ahead. Thank you for staying focused on our customers and continuing to deliver with excellence.

As always, please stay safe and cyber aware.

John Ketchum Chairman, President and Chief Executive Officer NextEra Energy, Inc.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The definitive proxy statement/prospectus filed by Dominion Energy with the Securities and Exchange Commission (SEC) on July 28, 2026 (available at https://www.sec.gov/Archives/edgar/data/715957/000110465926087585/tm2621467-2_defm14a.htm) describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in Dominion Energy’s definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026, and NextEra filed a definitive joint proxy statement/prospectus with the SEC on July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

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